UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HORIZON TECHNOLOGY FINANCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44045A 102

(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd.

69 Pitts Bay Road, Belvedere Building – 4th Floor, Pembroke HM08, Bermuda

(441) 400-7716

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		767,098

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		767,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
767,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

1 Based on a total of 11,522,710 shares outstanding, as reported by the Issuer on a Form 10-K filed with the Securities and Exchange Commission on March 6, 2018.

1	NAMES OF REPORTING PERSONS: COMPASS HORIZON PARTNERS, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		767,098

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		767,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
767,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda
	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		767,098

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		767,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
767,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
England
	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		767,098

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		767,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
767,098

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

EXPLANATORY NOTE:

This Amendment No. 4 to Schedule 13D amends Amendment No. 3 filed on March 24. 2015, No. 2 filed on August 1, 2012, Amendment No. 1 filed on April 18, 2011, and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2010.

ITEM 1.	SECURITY AND ISSUER

No amendments to item 1.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is restated in its entirety, as follows:

This Schedule 13D relates to, and is filed on behalf of, the following reporting persons:

•	Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) (“Anholt”), a Bermuda exempted company. Its principal business is the making of investments and its principal office is at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Pembroke HM08, Bermuda.

•	Compass Horizon Partners, LP, a Bermuda exempted limited partnership (“Compass Horizon”). Its principal business is the making of investments and its principal office is at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Pembroke HM08, Bermuda.

•	Navco Management, Ltd. (“Navco”), a Bermuda exempted company. Its principal business is the making of investments and its principal office is at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Pembroke HM08, Bermuda.

•	Path Spirit Limited (“Path”), an English company limited by guarantee. Its principal business is to act as the trust protector for The Kattegat Trust and its principal office is at 10 Norwich Street, London EC4A 1BD, United Kingdom.

Anholt is managed by Thomas K.Y. Hsu, a director and President, Peter Antturi, a director, and Vice President and Cora Lee Starzomski, a director and Treasurer.

Compass Horizon is owned by Concorde Horizon Holdings LP and Navco, and managed by Navco. Concorde Horizon Holdings LP is owned by Anholt and Navco and managed by Navco.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director, and Cora Lee Starzomski, a director.

Anholt and Navco are wholly owned by Kattegat Limited, a Bermudian exempted company with its principal office at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Pembroke HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust. The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal office at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited, a Bermudian trust company with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal office at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of Kattegat Private Trustees (Bermuda) Limited. Path is the trust protector for The Kattegat Trust.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Matthew Gibbons.

In the past five years, none of Anholt, Compass Horizon, Navco or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Peter Antturi’s business address is Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a citizen of Canada.

Cora Lee Starzomski’s business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is the Chief Operating Officer of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Axel Karlshoej is the Chairman and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Rd, Olivehurst, CA, USA, 95961. Mr. Karlshoej is a citizen of Denmark.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Matthew Gibbons’ business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Gibbons is a consultant to and director of Claymore Corporate Services, Ltd., a licenced corporate service provider company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Gibbons is a citizen of the United Kingdom.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendments to item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

Between March 26, 2018 and April 9, 2018, Compass Horizon divested 124,316 shares of the Horizon Technology Finance Corporation’s (the “Issuer”) common stock in open-market sales for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is restated in its entirety, as follows:

Anholt is the beneficial owner of 767,098 shares of common stock of the Issuer (the “Shares”), representing approximately 6.7% of the Issuer’s outstanding common stock. The Shares are owned directly by Compass Horizon, which is owned by Concorde Horizon Holdings, LP and Navco. Concorde Horizon Holdings, LP is owned by Anholt and Navco. Anholt and Navco are wholly owned by Kattegat Limited. Kattegat Limited is wholly owned by The Kattegat Trust. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited. Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust. Path is the trust protector for The Kattegat Trust.

Each of Anholt, Compass Horizon, Navco and Path share voting and dispositive power over the Shares. Compass Horizon, Navco and Path disclaim beneficial ownership of the Shares, except to the extent of their respective pecuniary interests therein.

In the last 60 days, inclusive of transactions effected through 5:00 p.m., New York City time, on April 9, 2018 Compass Horizon sold an aggregate of 124,316 shares of common stock of the Issuer. The dates of such purchases and the price at which such shares were purchased are set forth below:

Date	Price	Shares
March 26, 2018	$10.6795	5,555
March 27, 2018	$10.4849	14,587
March 28, 2018	$10.4113	9,865
March 29, 2018	$10.4555	17,254
April 2, 2018	$10.3618	9,669
April 3, 2018	$10.5005	12,995
April 4, 2018	$10.5459	9,898
April 5, 2018	$10.5683	8,747
April 6, 2018	$10.5409	18,049
April 9, 2018	$10.5816	17,697

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendments to item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2018	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: April 11, 2018	COMPASS HORIZON PARTNERS, LP

	By:	Navco Management, Ltd., its General Partner

/s/ Cora Lee Starzomski, Director

Date: April 11, 2018	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: April 11, 2018	PATH SPIRIT LIMITED

/s/ Matthew Gibbons, Director